UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ..

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE NINE
MONTH PERIOD ENDED SEPTEMBER 30, 2016

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being filed by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the SEC on December 6, 2013 (File No. 333-191325) and will be deemed to be a part thereof from the date on which this Form 6-K is filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. The Company is filing this report on Form 6-K for the purpose of filing a copy of the Company’s unaudited condensed consolidated financial statements as of and for the nine month period ended September 30, 2016 (the “Consolidated Financial Statements”) as Exhibit 99.1. The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes

Name:	Carlos A. Boero Hughes

Title:	Chief Financial Officer and Chief Accounting Officer

Date: November 14, 2016

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 893,973 are treasury shares)

F - 2

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of September 30, 2016 and December 31, 2015

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		September 30,	December 31,
	Note	2016	2015
		(unaudited)	(revised – see Note 2)
ASSETS
Non-Current Assets
Property, plant and equipment	6	815,592	696,889
Investment property	7	2,767	4,796
Intangible assets	8	17,572	16,661
Biological assets	9	8,651	6,476
Deferred income tax assets	18	39,407	68,744
Trade and other receivables	11	15,674	21,795
Derivative financial instruments	10	402	-
Other assets		609	651
Total Non-Current Assets		900,674	816,012
Current Assets
Biological assets	9	131,114	105,342
Inventories	12	163,271	85,286
Trade and other receivables	11	228,444	145,011
Derivative financial instruments	10	5,676	4,849
Cash and cash equivalents	13	136,482	198,894
Total Current Assets		664,987	539,382
TOTAL ASSETS		1,565,661	1,355,394
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	14	183,573	183,573
Share premium	14	940,336	937,674
Cumulative translation adjustment		(522,290)	(568,316)
Equity-settled compensation		16,451	16,631
Cash flow hedge		(57,054)	(137,911)
Treasury shares		(1,342)	(1,936)
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		39,101	48,795
Equity attributable to equity holders of the parent		640,349	520,084
Non-controlling interest		7,769	7,335
TOTAL SHAREHOLDERS EQUITY		648,118	527,419
LIABILITIES
Non-Current Liabilities
Trade and other payables	16	1,441	1,911
Borrowings	17	439,188	483,651
Deferred income tax liabilities	18	14,772	15,636
Payroll and social security liabilities	19	1,194	1,236
Derivatives financial instruments	10	2,293	119
Provisions for other liabilities		3,004	1,653
Total Non-Current Liabilities		461,892	504,206
Current Liabilities
Trade and other payables	16	67,300	53,731
Current income tax liabilities		3,860	962
Payroll and social security liabilities	19	30,247	22,153
Borrowings	17	337,601	239,688
Derivative financial instruments	10	16,102	6,575
Provisions for other liabilities	20	541	660
Total Current Liabilities		455,651	323,769
TOTAL LIABILITIES		917,543	827,975
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,565,661	1,355,394

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 3

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the nine-month periods ended September 30, 2016 and 2015

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30		Three-months ended September 30
	Note	2016	2015 (revised – see Note 2)	2016	2015 (revised – see Note 2)
		(unaudited)
Sales of manufactured products and services rendered	21	407,804	316,468	196,990	118,014
Cost of manufactured products sold and services rendered	22	(299,522)	(243,463)	(140,984)	(87,443)
Gross Profit from Manufacturing Activities		108,282	73,005	56,006	30,571
Sales of agricultural produce and biological assets	21	129,343	139,178	49,453	52,488
Cost of agricultural produce sold and direct agricultural selling expenses	22	(129,343)	(139,178)	(49,453)	(52,488)
Initial recognition and changes in fair value of biological assets and agricultural produce	9	108,924	33,428	25,430	15,095
Changes in net realizable value of agricultural produce after harvest		(6,206)	9,914	(5,837)	6,016
Gross Profit from Agricultural Activities		102,718	43,342	19,593	21,111
Margin on Manufacturing and Agricultural Activities Before Operating Expenses		211,000	116,347	75,599	51,682
General and administrative expenses	22	(36,204)	(36,345)	(14,594)	(12,860)
Selling expenses	22	(50,015)	(48,225)	(22,850)	(17,193)
Other operating (expense) / income, net	24	(22,953)	31,267	11,208	15,660
Share of loss of joint ventures		-	(2,527)	-	(1,057)
Profit from Operations Before Financing and Taxation		101,828	60,517	49,363	36,232
Finance income	25	6,975	7,234	1,904	1,564
Finance costs	25	(114,093)	(64,316)	(46,175)	(19,712)
Financial results, net	25	(107,118)	(57,082)	(44,271)	(18,148)
(Loss)/Gain before Income Tax		(5,290)	3,435	5,092	18,084
Income tax (expense) / benefit	18	(2,901)	1,812	1,715	(2,004)
(Loss) /Gain for the Period		(8,191)	5,247	6,807	16,080
Attributable to:
Equity holders of the parent		(9,792)	4,392	6,593	16,049
Non-controlling interest		1,601	855	214	31

Income per share Attributable to the equity holders of the parent during the period:
Basic		(0.081)	0.036	0.054	0.133
Diluted		(0.081)	0.036	0.053	0.131

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 4

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the nine-month periods ended September 30, 2016 and 2015

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30		Three-months ended September 30
	2016	2015 (revised – see Note 2)	2016	2015 (revised – see Note 2)
	(unaudited)

(Loss) / Profit for the Period	(8,191)	5,247	6,807	16,080
Other comprehensive income:
Exchange differences on translating foreign operations	44,857	(151,364)	(2,969)	(79,897)
Cash flow hedge	80,859	(98,861)	14,888	(69,401)
Other comprehensive income / (loss) for the period	125,716	(250,225)	11,919	(149,298)
Total comprehensive income / (loss) for the period	117,525	(244,978)	18,726	(133,218)

Attributable to:
Equity holders of the parent	117,091	(245,004)	18,650	(132,968)
Non-controlling interest	434	26	76	(250)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 5

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2016 and 2015

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Share Capital (Note 14)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2015	183,573	933,044	(395,804)	16,735	(43,064)	(2,840)	25,508	45,644	762,796	7,589	770,385
Changes in Accounting Standard (see Note 2)	-	-	(1,756)	-	-	-	-	8,598	6,842	-	6,842
Revised total equity at the beginning of the financial year	183,573	933,044	(397,560)	16,735	(43,064)	(2,840)	25,508	54,242	769,638	7,589	777,227
Loss for the period	-	-	-	-	-	-	-	4,392	4,392	855	5,247
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	(150,537)	-	-	-	-	-	(150,537)	(827)	(151,364)
Cash flow hedge (*)	-	-	-	-	(98,859)	-	-	-	(98,859)	(2)	(98,861)
Other comprehensive income for the period	-	-	(150,537)	-	(98,859)	-	-	-	(249,396)	(829)	(250,225)
Total comprehensive income for the period	-	-	(150,537)	-	(98,859)	-	-	4,392	(245,004)	26	(244,978)

Employee share options (Note 15)
- Value of employee services	-	-	-	-	-	-	-	-	-	-	-
- Exercised	-	1,504	-	(520)	-	275	-	-	1,259	-	1,259
- Forfeited	-	-	-	(136)	-	-	-	136	-	-	-
Restricted shares (Note 15):
- Value of employee services	-	-	-	3,160	-	-	-	-	3,160	-	3,160
- Vested	-	3,103	-	(3,751)	-	648	-	-	-	-	-
- Forfeited	-	-	-	-	-	-	-	-	-	-	-
Purchase of own shares (Note 15)	-	(256)	-	-	-	(60)	-	-	(316)	-	(316)
Balance at September 30, 2015 (revised and unaudited)	183,573	937,395	(548,097)	15,488	(141,923)	(1,977)	25,508	58,770	528,737	7,615	536,352

(*) Net of 50,960 of Income Tax

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 6

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2016 and 2015 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 14)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2016	183,573	937,674	(567,133)	16,631	(137,911)	(1,936)	41,574	62,923	535,395	7,335	542,730
Changes in Accounting Standard (see Note 2)	-	-	(1,183)	-	-	-	-	(14,128)	(15,311)	-	(15,311)
Revised total equity at the beginning of the financial year	183,573	937,674	(568,316)	16,631	(137,911)	(1,936)	41,574	48,795	520,084	7,335	527,419
Loss for the period	-	-	-	-	-	-	-	(9,792)	(9,792)	1,601	(8,191)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	46,026	-	-	-	-	-	46,026	(1,169)	44,857
Cash flow hedge (*)	-	-	-	-	80,857	-	-	-	80,857	2	80,859
Other comprehensive income for the period	-	-	46,026	-	80,857	-	-	-	126,883	(1,167)	125,716
Total comprehensive income for the period	-	-	46,026	-	80,857	-	-	(9,792)	117,091	434	117,525

Employee share options (Note 15)
- Value of employee services	-	-	-	-	-	-	-	-	-	-	-
- Exercised	-	323	-	(102)	-	55	-	-	276	-	276
- Forfeited	-	-	-	(98)	-	-	-	98	-	-	-
Restricted shares (Note 15):
- Value of employee services	-	-	-	3,925	-	-	-	-	3,925	-	3,925
- Vested	-	3,225	-	(3,905)	-	680	-	-	-	-	-
- Forfeited	-	-	-	-	-	-	-	-	-	-	-
-Purchase of own shares (Note 15)	-	(886)	-	-	-	(141)	-	-	(1,027)	-	(1,027)
Balance at September 30, 2016 (unaudited)	183,573	940,336	(522,290)	16,451	(57,054)	(1,342)	41,574	39,101	640,349	7,769	648,118

(*) Net of 41,903 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 7

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the nine-month periods ended September 30, 2016 and 2015

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2016	September 30, 2015 (revised)
		(unaudited)
Cash flows from operating activities:
(Loss) / Profit for the period		(8,191)	5,247
Adjustments for:
Income tax expense/(benefit)	18	2,901	(1,812)
Depreciation	22	81,887	74,923
Amortization	22	482	437
Gain from of disposal of other property items	24	(77)	(909)
Equity settled share-based compensation granted	23	3,925	3,160
(Gain)/loss from derivative financial instruments and forwards	24, 25	38,555	(25,952)
Interest and other expense, net	25	30,996	32,534
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(36,464)	(5,358)
Changes in net realizable value of agricultural produce after harvest (unrealized)		840	(2,351)
Provision and allowances		85	(17)
Share of loss from joint venture		-	2,527
Foreign exchange gains, net	25	15,184	3,110
Cash flow hedge – transfer from equity	25	52,186	14,838
Subtotal		182,309	100,377
Changes in operating assets and liabilities:
Increase in trade and other receivables		(77,361)	(17,597)
Decrease/(Increase) in inventories		46,936	(68,226)
(Increase)/Decrease in biological assets		(107,314)	18,973
Decrease/(Increase) in other assets		51	(810)
(Decrease)/Increase in derivative financial instruments		(27,411)	27,579
Increase/(decrease) in trade and other payables		11,986	(19,428)
Increase in payroll and social security liabilities		5,888	6,797
Increase in provisions for other liabilities		1,008	389
Net cash generated in operating activities before interest and taxes paid		36,092	48,054
Income tax paid		(1,001)	(206)
Net cash generated from operating activities		35,091	47,848

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 8

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the nine-month periods ended September 30, 2016 and 2015 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2016	September 30, 2015 (revised)
		(unaudited)

Cash flows from investing activities:
Purchases of property, plant and equipment		(92,930)	(111,177)
Purchases of intangible assets	8	(1,017)	(1,014)
Interest received	25	6,723	6,820
Proceeds from sale of property, plant and equipment		1,550	703
Proceeds from disposal of subsidiaries		3,423	3,890
Loans to joint venture		-	(7,915)
Net cash used in investing activities		(82,251)	(108,693)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercised		276	1,259
Proceeds from long-term borrowings		111,580	285,751
Payments of long-term borrowings		(162,729)	(78,104)
Proceeds from short-term borrowings		207,446	156,059
Payment of short-term borrowings		(144,520)	(139,635)
Payment of derivatives financial instruments		(2,330)	-
Interest paid		(31,815)	(30,728)
Purchase of own shares		(1,028)	(295)
Net cash generated from financing activities		(23,120)	194,307
Net (Decrease)/Increase in cash and cash equivalents		(70,280)	133,462
Cash and cash equivalents at beginning of period		198,894	113,795
Effect of exchange rate changes on cash and cash equivalents		7,868	(22,908)
Cash and cash equivalents at end of period		136,482	224,349

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 9

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 5 to these condensed consolidated “interim financial statements”.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These interim financial statements have been approved for issue by the Board of Directors on November 10, 2016.

2.	Basis of preparation and presentation

The information presented in the accompanying interim financial statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as that day results of operations and cash flows for those periods. All such adjustments are of a normal recurring nature. In preparing these interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRSs.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2015, except for the changes in accounting policies explained below.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements.

Changes in accounting policies

As explained in note 2 below, the group has adopted the amendments made to IAS 16 Property, Plant and Equipment (“IAS 16”) and IAS 41 Agriculture (“IAS 41”) in relation to bearer plants this year. These amendments have resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.

(a)	Bearer plants

In 2014, the IASB made amendments to IAS 16 and IAS 41 which distinguish bearer plants from other biological assets. Bearer plants are solely used to grow produce over their productive lives and are seen to be similar to an item of machinery. They will therefore now be accounted for under IAS 16. However, agricultural produce growing on bearer plants will remain within the scope of IAS 41 and continue to be measured at fair value less cost to sell.

The Group’s sugarcane qualify as bearer plants under the new definition in IAS 41. As required under IAS 8, the change in accounting policy has been applied retrospectively. As a consequence, the sugarcane planting and coffee plantations were reclassified to property, plant and equipment and measured at amortized cost, effective January 1, 2016 and comparative figures have been retrospectively revised accordingly. Sugarcane planting are depreciated on straight-line basis over their useful life which was reassessed from 5 to 6 years as from January 1, 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 10

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

As permitted under the transitional rules, the fair value of the sugarcane as of January 1, 2014 was deemed to be their cost going forward. The difference between the fair value and the previous carrying amount was recognized in retained earnings on transition.

However, agricultural produce growing on bearer plants will remain under the line biological asset.

(b) Impact on financial statements

As a result of the changes in the entity’s accounting policies, a prior year financial statement has been revised. The following tables show the adjustments recognized for each individual line item. Line items that were not affected by the change have not been included. As a result, the sub-totals and totals disclosed cannot be recalculated from the numbers provided. As permitted under the transitional rules, the impact on the current period is not disclosed.

Statements of Income (extracts)

	September 30, 2015 (Previously stated)	Increase/ (Decrease)	September 30, 2015 (Revised)
Cost of manufactured products sold and services rendered	(211,086)	(32,377)	(243,463)
Initial recognition and changes in fair value of biological assets and agricultural produce	19,679	13,749	33,428
Profit before income tax	22,063	(18,628)	3,435
Income tax (expense) / benefit	(4,521)	6,333	1,812
Profit for the period	17,542	(12,295)	5,247
Attributable to:
Equity holders of the parent	16,687	(12,295)	4,392
Non-controlling interests	855	-	855
	17,542	(12,295)	5,247
Basic earnings per share	0.138	(0.102)	0.036
Diluted earnings per share	0.136	(0.100)	0.036

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 11

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

Statement of Financial Position (extracts)

	31 December 2015 (Prev. stated)	Increase/ (Decrease)	31 December 2015 (Revised)
Property, plant and equipment	540,218	156,671	696,889
Biological assets	299,270	(187,452)	111,818
Inventories	77,703	7,583	85,286
Deferred tax assets	60,857	7,887	68,744
Total assets	978,048	(15,311)	962,737

Retained earnings	62,923	(14,128)	48,795
Cumulative Translation Adjustment	(567,133)	(1,183)	(568,316)
Total equity	(504,210)	(15,311)	(519,521)

During the nine months ended September 30, 2016, the IASB did not publish new standards that would have a material impact on the Group when they become effective.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and September, with the exception of wheat, which is harvested from December to January. Cotton is different in that while an as typically harvested from September to August, it require a conditioning process which takes about two to three months. Sales in other business segments, such as in Dairy business segments, tend to be more stable. However, the sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

3.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 3 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2015 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the nine month period ended September 30, 2016. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 12

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at September 30, 2016. All amounts are shown in US dollars.

	September 30, 2016
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(5,781)	-	-	-	(5,781)
Brazilian Reais	-	(214,906)	-	-	(214,906)
US Dollar	(60,374)	(416,283)	25,901	80,835	(369,921)
Uruguayan Peso	-	-	(388)	-	(388)
Total	(66,155)	(631,189)	25,513	80,835	(590,996)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation / depreciation of the US dollar against the respective functional currencies for the period ended September 30, 2016 would have impacted positively /(negatively) in the Group’s results Before Income Tax for the period. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	September 30, 2016
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(6,037)	(41,628)	2,590	-	(45,075)
(Decrease) or increase in Profit Before Income Tax	(6,037)	(41,628)	2,590	-	(45,075)

Hedge Accounting - Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2016 and 2020.

For the period ended September 30, 2016, a total amount before income tax of US$ 70,574 gain was recognized in other comprehensive income and an amount of US$ (52,186) loss was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 13

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at September 30, 2016 (all amounts are shown in US dollars):

	September 30, 2016
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	2,353	-	-	2,353
Brazilian Reais	-	148,367	-	148,367
US Dollar	93,750	48,982	2,004	144,736
Subtotal Fixed-rate borrowings	96,103	197,349	2,004	295,456
Variable rate:
Brazilian Reais	-	94,130	-	94,130
US Dollar	6,622	380,487	-	387,109
Subtotal Variable-rate borrowings	6,622	474,617	-	481,239
Total borrowings as per analysis	102,725	671,966	2,004	776,695
Finance leases	94	-	-	94
Total borrowings at September 30, 2016	102,819	671,966	2,004	776,789

At September 30, 2016, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Loss Before Income Tax for the period would increase as follows:

	September 30, 2016
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	-	(941)	-	(941)
US Dollar	(66)	(3,805)	-	(3,871)
Decrease in Profit Before Income Tax	(66)	(4,746)	-	(4,812)

•	Credit risk

As of September 30, 2016, 5 banks accounted for more than 76% of the total cash deposited (HSBC, ING, Banco do Brasil, Banco BBVA and Heritage).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 14

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2016:

▪	Futures / Options

	September 30, 2016
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Market Value Asset/ (Liability)	Profit / (Loss) (*)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	84	12,593	699	699
Soybean	113	38,783	281	281
Sugar	118,963	44,197	(7,007)	(7,553)
Wheat	(4)	(588)	15	15
Options:
Buy put
Sugar	30,709	5,622	2,209	(3,571)
Sell call
Sugar	84,760	3,527	(8,383)	(5,298)
Sell put
Sugar	8,909	1,067	(495)	612
Buy call
Soybean	(3)	1,135	26	(1,109)
Margin calls	-	-	7,364	-
Total	243,531	106,336	(5,291)	(15,924)

(*) Included in line "Gain from commodity derivative financial instruments" Note 24.

(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

Other derivative financial instruments

As of September 30, 2016, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2015.

During the period ended on September 2015, the Group entered into several currency forward contracts with Uruguayan banks in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 8.2 million. The currency forward contracts had maturity dates ranging between September 2015 and December 2015. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.1 million in 2015.

During the period ended September 30, 2016, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 52.5 million. No contract of this kind was entered in 2015. Those contracts entered in 2016 have maturity dates ranging between March 2016 and April 2017. The outstanding contracts resulted in the recognition of a loss of US$ 6.8 million in 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 15

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

During the period ended on September 2016, the Group entered into several currency forward contracts with Argentinian banks in order to hedge the fluctuation of the Argentinian peso against US Dollar for a total notional amount of US$ 33.2 million. The currency forward contracts maturity date is February 2016 and September 2016. The outstanding contracts resulted in the recognition of a loss amounting to US$ 0.5 million in 2016.

During the period ended on September 2016, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 15.8 million. The currency forward contracts maturity date is December 2016 and March 2017.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

4.	Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2015 described in Note 4 except the change mentioned in Note 2.

Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

In the case of Goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. As prescribed by IFRS, Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmlands may be used for different activities that may generate independent cash flows. Those farmlands that are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

Based on these criteria, management identified a total amount of 39 CGUs as of September 30, 2016 and thirty-eight CGUs as of September 30, 2015.

As of September 30, 2016 and 2015, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina, Brazil and Uruguay.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 16

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2016 and 2015:

As of September 30, 2016, the Group identified 11 CGUs in Argentina and Uruguay (2015: 11 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 11 CGUs (2015: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2016	September 30, 2015
La Carolina / Crops / Argentina	40	64
La Carolina / Cattle / Argentina	13	22
El Orden / Crops / Argentina	60	97
El Orden / Cattle / Argentina	5	8
La Guarida / Crops / Argentina	405	658
La Guarida / Cattle / Argentina	330	536
Los Guayacanes / Crops / Argentina	511	830
Doña Marina / Rice / Argentina	1,803	2,930
Huelen / Crops / Argentina	2,020	3,283
El Colorado / Crops / Argentina	890	1,446
El Colorado / Cattle / Argentina	130	211
Closing net book value of goodwill allocated to CGUs tested (Note 8)	6,207	10,085
Closing net book value of PPE items and other assets allocated to CGUs tested	36,901	54,272
Total assets allocated to CGUs tested	43,108	64,357

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2016 and 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 17

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

CGUs tested based on a value-in-use model at September 30, 2016 and 2015:

As of September 30, 2016, the Group identified 3 CGUs (2015: 3 CGUs) in Brazil to be tested base on this model (all CGUs with allocated goodwill). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2016	September 30, 2015
Financial projections	Covers 4 years for UMA	Covers 4 years for UMA
	Cover 7 years for AVI	Cover 7 years for AVI
Yield average growth rates	0-1%	0-1%
Future pricing increases	3% per annum	1% per annum
Future cost increases	3% per annum	1% per annum
Discount rates	9.3%	6.5%
Perpetuity growth rate	2.%	2%

Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2016	September 30, 2015
AVI / Sugar, Ethanol and Energy	4,892	3,997
UMA / Sugar, Ethanol and Energy	2,564	2,122
Closing net book value of goodwill allocated to CGUs tested (Note 8)	7,456	6,119
Closing net book value of PPE items and other assets allocated to CGUs tested	689,857	554,688
Total assets allocated to 3 CGUs tested	697,313	560,807

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2016 and 2015.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

5.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 18

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk;

▪	The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be of continuing significance namely Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the interim financial statements.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture CHS S.A. is allocated to the ‘Crops’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 19

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2016 (unaudited)

	Farming					Sugar,
	Crops	Rice	Dairy	All Other Segments	Farming subtotal	Ethanol and Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	916	79,724	1,967	777	83,384	324,420	-	-	407,804
Cost of manufactured products sold and services rendered	(536)	(68,627)	(1,852)	(142)	(71,157)	(228,365)	-	-	(299,522)
Gross Profit from Manufacturing Activities	380	11,097	115	635	12,227	96,055	-	-	108,282
Sales of agricultural produce and biological assets	108,732	1,165	19,446	-	129,343	-	-	-	129,343
Cost of agricultural produce sold and direct agricultural selling expenses	(108,732)	(1,165)	(19,446)	-	(129,343)	-	-	-	(129,343)
Initial recognition and changes in fair value of biological assets and agricultural produce	42,852	10,047	3,707	128	56,734	52,190	-	-	108,924
Changes in net realizable value of agricultural produce after harvest	(6,206)	-	-	-	(6,206)	-	-	-	(6,206)
Gross Profit from Agricultural Activities	36.646	10,047	3,707	128	50,528	52,190	-	-	102,718
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	37,026	21,144	3,822	763	62,755	148,245	-	-	211,000
General and administrative expenses	(1,934)	(2,283)	(740)	(195)	(5,152)	(15,169)	-	(15,883)	(36,204)
Selling expenses	(4,421)	(9,238)	(476)	(46)	(14,181)	(35,803)	-	(31)	(50,015)
Other operating (loss)/income, net	(8,796)	314	468	8,137	123	(22,877)	-	(199)	(22,953)
Share of loss of joint ventures	-	-	-	-	-	-	-	-	-
Profit from Operations Before Financing and Taxation	21,875	9,937	3,074	8,659	43,545	74,396	-	(16,113)	101,828
Depreciation and amortization	(1,029)	(1,880)	(723)	(156)	(3,788)	(78,581)	-	-	(82,369)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	9,886	4,017	1,001	128	15,032	21,432	-	-	36,464
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	32,966	6,030	2,706	-	41,702	30,758	-	-	72,460
Changes in net realizable value of agricultural produce after harvest (unrealized)	(840)	-	-	-	(840)	-	-	-	(840)
Changes in net realizable value of agricultural produce after harvest (realized)	(5,366)	-	-	-	(5,366)	-	-	-	(5,366)
Farmlands and farmland improvements, net	70,132	16,883	192	5,690	92,897	26,894	-	-	119,791
Machinery, equipment and other fixed assets, net	3,941	13,895	7,645	496	25,977	433,004	-	-	459,001
Bearer plants, net	-	-	-	1,866	1,866	213,403	-	-	215,249
Work in progress	1,403	4,892	1,423	-	7,718	13,833	-	-	21,551
Investment property	-	-	-	2,767	2,767	-	-	-	2,767
Goodwill	3,925	1,803	-	1,206	6,934	6,727	-	-	13,661
Biological assets	11,394	12,451	7,180	2,482	33,507	106,258	-	-	139,765
Inventories	36,414	21,736	2,300	-	60,450	102,821	-	-	163,271
Total segment assets	127,209	71,684	18,740	14,483	232,116	902,940	-	-	1,135,056
Borrowings	71,453	34,538	2,396	460	108,847	667,942	-	-	776,789
Total segment liabilities	71,453	34,538	2,396	460	108,847	667,942	-	-	776,789

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 20

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2015 (revised and unaudited)

	Farming					Sugar,
	Crops	Rice	Dairy	All Other Segments	Farming subtotal	Ethanol and Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	787	65,684	1,041	988	68,500	247,968	-	-	316,468
Cost of manufactured products sold and services rendered	(438)	(53,839)	(1,108)	(536)	(55,921)	(187,542)	-	-	(243,463)
Gross Profit from Manufacturing Activities	349	11,845	(67)	452	12,579	60,426	-	-	73,005
Sales of agricultural produce and biological assets	114,487	342	24,349	-	139,178	-	-	-	139,178
Cost of agricultural produce sold and direct agricultural selling expenses	(114,487)	(342)	(24,349)	-	(139,178)	-	-	-	(139,178)
Initial recognition and changes in fair value of biological assets and agricultural produce	7,016	3,144	6,159	(24)	16,295	17,133	-	-	33,428
Changes in net realizable value of agricultural produce after harvest	9,914	-	-	-	9,914	-	-	-	9,914
Gross Profit / (loss) from Agricultural Activities	16,930	3,144	6,159	(24)	26,209	17,133	-	-	43,342
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	17,279	14,989	6,092	428	38,788	77,559	-	-	116,347
General and administrative expenses	(2,656)	(2,366)	(1,108)	(55)	(6,185)	(14,499)	-	(15,661)	(36,345)
Selling expenses	(4,283)	(9,489)	(514)	(25)	(14,311)	(33,368)	-	(546)	(48,225)
Other operating income/(loss), net	14,065	692	(563)	6	14,200	16,816	-	251	31,267
Share of loss of joint ventures	(2,527)	-	-	-	(2,527)	-	-	-	(2,527)
Profit from Operations Before Financing and Taxation	21,878	3,826	3,907	354	29,965	46,508	-	(15,956)	60,517

Depreciation and amortization	(1,428)	(2,285)	(1,114)	(216)	(5,043)	(70,317)	-	-	(75,360)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	(295)	899	-	171	775	4,583	-	-	5,358
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	7,311	2,245	6,159	(195)	15,520	12,550	-	-	28,070
Changes in net realizable value of agricultural produce after harvest (unrealized)	2,351	-	-	-	2,351	-	-	-	2,351
Changes in net realizable value of agricultural produce after harvest (realized)	7,563	-	-	-	7,563	-	-	-	7,563
As of December 31,2015:
Farmlands and farmland improvements, net	75,702	16,053	289	5,265	97,309	22,359	-	-	119,668
Machinery, equipment and other fixed assets, net	3,853	14,367	9,422	611	28,253	369,184	-	-	397,437
Bearer plants, net	-	-	-	1,552	1,552	155,119	-	-	156,671
Work in progress	935	5,604	495	-	7,034	16,079	-	-	23,113
Investment property	-	-	-	4,796	4,796	-	-	-	4,796
Goodwill	4,609	2,117	-	1,192	7,918	5,592	-	-	13,510
Biological assets	22,536	23,131	6,786	288	52,741	59,077	-	-	111,818
Inventories	27,770	13,584	1,741	-	43,095	42,191	-	-	85,286
Total segment assets	135,405	74,856	18,733	13,704	242,698	669,601	-	-	912,299
Borrowings	54,321	24,932	5,318	1,273	85,844	637,495	-	-	723,339
Total segment liabilities	54,321	24,932	5,318	1,273	85,844	637,495	-	-	723,339

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 21

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the nine-month periods ended September 30, 2016 and 2015 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Nine-month period ended September 30, 2015 (revised)
Opening net book amount.	174,420	5,401	194,771	277,586	214,677	4,551	120,176	991,582
Exchange differences	(28,887)	(527)	(68,585)	(108,328)	(71,695)	(1,315)	(18,132)	(297,469)
Additions	-	48	8,956	37,817	33,739	1,872	36,727	119,159
Transfers	-	895	40,742	65,844	6	385	(107,872)	-
Disposals	-	-	(209)	(654)	-	(57)	-	(920)
Reclassification to non-income tax credits (*)	-	-	(803)	(737)	-	-	(4,317)	(5,857)
Transfers to investment property	(580)	-	-	-	-	-	-	(580)
Depreciation (Note 22)	-	(965)	(7,014)	(41,919)	(23,938)	(1,087)	-	(74,923)
Closing net book amount	144,953	4,852	167,858	229,609	152,789	4,349	26,582	730,992
At September 30, 2015 (revised and unaudited)
Cost	144,953	14,271	267,095	535,342	176,727	13,628	26,582	1,176,598
Accumulated depreciation	-	(9,419)	(97,237)	(305,733)	(23,938)	(9,279)	-	(445,606)
Net book amount	144,953	4,852	167,858	229,609	152,789	4,349	26,582	730,992
Nine-month period ended September 30, 2016
Opening net book amount	114,527	5,141	167,468	226,049	156,671	3,920	23,113	696,889
Exchange differences	(3,347)	(725)	27,813	47,426	33,995	188	(392)	104,958
Additions	-	-	5,857	26,683	50,952	1,245	12,905	97,642
Transfers	-	3,866	4,154	6,016	-	-	(14,036)	-
Disposals	-	-	(7)	(2,029)	-	(78)	-	(2,114)
Reclassification to non-income tax credits (*)	-	-	(966)	(226)	-	-	(39)	(1,231)
Transfers from investment property	1,335	-	-	-	-	-	-	1,335
Depreciation (Note 22)	-	(1,006)	(11,101)	(42,341)	(26,349)	(1,090)	-	(81,887)
Closing net book amount	112,515	7,276	193,218	261,578	215,269	4,185	21,551	815,592
At September 30, 2016 (unaudited)
Cost	112,515	18,030	304,324	625,907	420,624	14,899	21,551	1,517,850
Accumulated depreciation	-	(10,754)	(111,106)	(364,329)	(205,355)	(10,714)	-	(702,258)
Net book amount	112,515	7,276	193,218	261,578	215,269	4,185	21,551	815,592

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of September 30, 2016, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 22

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 78,248 and US$ 70,918 of depreciation are included in “Cost of manufactured products sold and services rendered” for the nine-month periods ended September 30, 2016 and 2015, respectively. An amount US$ 3,147 and US$ 3,941 of depreciation are included in “General and administrative expenses” for the nine-month periods ended September 30, 2016 and 2015, respectively. An amount of US$ 492 and US$ 501 of depreciation are included in “Selling expenses” for the nine-month periods ended September 30, 2016 and 2015, respectively.

As of September 30, 2016, borrowing costs of US$ 1,334 (September 30, 2015: US$ 1,054) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 18,980 as of September 30, 2016.

As of September 30, 2016 included within property, plant and equipment balances are US$ 480,285 related to the net book value of assets under finance leases.

7.	Investment property

Investment property consists of farmland for rental, which do not depreciate.

Changes in the Group’s investment property in the nine-month periods ended September 30, 2016 and 2015 were as follows:

	September 30, 2016	September 30, 2015
	(unaudited)
Beginning of the period	4,796	6,675
Reclassification to property, plant and equipment	(1,335)	580
Exchange differences	(694)	(617)
End of the period	2,767	6,638

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	September 30, 2016	September 30, 2015
	(unaudited)
Rental income	777	988

As of September 30, 2016, the fair value of investment property was US$ 57 million (2015: US$ 53 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 23

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2016 and 2015 were as follows:

	Goodwill	Trademarks	Software	Others	Total
Nine-month period ended September 30, 2015
Opening net book amount	20,172	959	2,634	13	23,778
Exchange differences	(3,968)	(10)	(860)	(18)	(4,856)
Additions	-	-	973	41	1,014
Amortization charge (i) (Note 22)	-	-	(429)	(8)	(437)
Closing net book amount	16,204	949	2,318	28	19,499
At September 30,2015 (unaudited)
Cost	16,204	2,488	4,023	165	22,880
Accumulated amortization	-	(1,539)	(1,705)	(137)	(3,381)
Net book amount	16,204	949	2,318	28	19,499

Nine-month period ended September 30, 2016
Opening net book amount	13,510	930	2,200	21	16,661
Exchange differences	151	(6)	229	2	376
Additions	-	-	987	30	1,017
Amortization charge (i) (Note 22)	-	-	(450)	(32)	(482)
Closing net book amount	13,661	924	2,966	21	17,572
At September 30, 2016 (unaudited)
Cost	13,661	2,463	5,260	199	21,583
Accumulated amortization	-	(1,539)	(2,294)	(178)	(4,011)
Net book amount	13,661	924	2,966	21	17,572

(i)    For the nine-month period ended September 30, 2016 an amount of US$ 450 and US$ 32 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively (US$ 429 and US$ 8 rot the comparative period).There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2016 (see Note 4).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 24

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2016 and 2015 were as follows:

	September 30, 2016	September 30, 2015 (revised)
	(unaudited)
Beginning of the period	111,818	124,735
Increase due to purchases	1,713	4
Initial recognition and changes in fair value of biological assets	108,924	33,428
Decrease due to harvest	(220,789)	(183,293)
Decrease due to disposals	(2,211)	(2,728)
Decrease due to sales of agricultural produce	(17,234)	(21,621)
Costs incurred during the period	148,912	156,946
Exchange differences	8,632	(26,595)
End of the period	139,765	80,876

Biological assets as of September 30, 2016 and December 31, 2015 were as follows:

	September 30, 2016	December 31, 2015
	(unaudited)	(revised)
Non-current
Cattle for dairy production	6,747	6,459
Other cattle	1,904	17
	8,651	6,476
Current
Other cattle	1,011	598
Sown land – crops	11,394	22,536
Sown land – rice	12,451	23,131
Sown land – sugarcane	106,258	59,077
	131,114	105,342
Total biological assets	139,765	111,818

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 25

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments

As of September 30, 2016, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2016 and their allocation to the fair value hierarchy:

	2016
	Level 1	Level 2	Total

Assets
Derivative financial instruments	2,452	3,626	6,078
Total assets	2,452	3,626	6,078
Liabilities
Derivative financial instruments	(15,106)	(10,653)	(25,759)
Total liabilities	(15,106)	(10,653)	(25,759)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 26

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(6,012)

Options	Quoted price	-	-	1	(6,643)

Foreign-currency interest-rate swaps	Theoretical price	Swap curve Money market interest-rate curve Foreign-exchange curve	Present value method	2	(40)

Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	152

NDF	Quoted price	-	-	2	(7,138)
					(19,681)
Margin calls	-	-	-	-	7,364
					(12,317)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 27

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net

	September 30, 2016	December 31, 2015
	(unaudited)
Non current
Trade receivables	1,639	1,764
Trade receivables – net	1,639	1,764
Advances to suppliers	1,760	8,476
Income tax credits	6,522	6,428
Non-income tax credits (i)	1,498	1,914
Judicial deposits	2,467	2,105
Other receivables	1,788	1,108
Non current portion	15,674	21,795
Current
Trade receivables	90,806	55,846
Less: Allowance for trade receivables	(489)	(481)
Trade receivables – net	90,317	55,365
Prepaid expenses	3,319	3,914
Advance to Suppliers	38,269	12,182
Income tax credits	7,027	5,438
Non-income tax credits (i)	59,627	42,914
Cash collateral	2,187	3,037
Receivables from related parties (Note 27)	8,742	8,504
Receivable from disposal of subsidiary	-	2,997
Other receivables	18,956	10,660
Subtotal	138,127	89,646
Current portion	228,444	145,011
Total trade and other receivables, net	244,118	166,806

(i) Includes US$ 1,231 for the nine month period ended September 30, 2016 reclassified from property, plant and equipment (for the year ended December 31, 2015: US$ 941).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 28

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30, 2016	December 31, 2015
	(unaudited)
Currency
US Dollar	87,005	30,191
Argentine Peso	45,041	36,210
Uruguayan Peso	758	566
Brazilian Reais	111,314	99,839
	244,118	166,806

As of September 30, 2016 trade receivables of US$ 16,765 (December 31, 2015: US$ 7,542) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 4,856 and US$ 549 are over 6 months in September 30, 2016 and December 31, 2015, respectively. From the US$ 4,856, we initiated arbitration proceedings for US$ 4,6 million, for which we have an escrow account as collateral.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

12.	Inventories

	September 30, 2016	December 31, 2015
	(unaudited)	(revised)
Raw materials	35,832	31,833
Finished goods	108,221	49,457
Stocks held by third parties	18,762	3,717
Others	456	279
	163,271	85,286

The cost of inventories recognized as expense are included in ‘Cost of manufactured products sold and services rendered’ amounted to US$ 299,522 for the nine-month period ended September 30, 2016. The cost of inventories recognized as expense and included in ‘Cost of agricultural produce sold and direct agricultural selling expenses’ amounted to US$ 95,199 for the nine-month period ended September 30, 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 29

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Cash and cash equivalents

	September 30, 2016	December 31, 2015
	(unaudited)
Cash at bank and on hand	114,518	185,864
Short-term bank deposits	21,964	13,030
	136,482	198,894

14.	Shareholder´s Contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2015	122,382	1,116,617
Employee share options exercised (Note 15)	-	-
Restricted share vested	-	-
At September 30,2015	122,382	1,116,617

At January 1, 2016	122,382	1,121,247
Employee share options exercised (Note 15)	-	323
Restricted share vested	-	3,225
Purchase of own shares	-	(886)
At September 30, 2016	122,382	1,123,909

15.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group´s subsidiaries.

Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of September 30, 2016 36,768 options (September 30, 2015: 183,007) were exercised, and 23,716 (September 30, 2015: 31,230) were forfeited.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 30

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Equity-settled share-based payments (continued)

(b)	Restricted Share and Restricted Stock Unit Plan

As of September 30, 2016, the Group recognized compensation expense US$ 3.9 million related to the restricted shares granted under the Restricted Share Plan (September 30, 2015: US$ 3.2 million).

During the nine month period ended September 30 2016, 464,139 Restricted Share and Restricted Stock Units were granted (September 30, 2015: 624,670), 453,001 vested (September 30, 2015: 432,204), and 21,113 were forfeited (September 30, 2015: 32,217).

16.	Trade and other payables

	September 30, 2016	December 31, 2015
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	1,042	1,563
Other payables	399	348
	1,441	1,911
Current
Trade payables	59,193	47,035
Advances from customers	4,052	2,838
Amounts due to related parties (Note 27)	409	465
Taxes payable	2,692	2,716
Other payables	954	677
	67,300	53,731
Total trade and other payables	68,741	55,642

(i)	These trades payable are mainly collateralized by property, plant and equipment.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 31

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Borrowings

	September 30, 2016	December 31, 2015
	(unaudited)
Non-current
Bank borrowings	439,167	483,583
Obligations under finance leases	21	68
	439,188	483,651

Current
Bank overdrafts	1,216	9
Bank borrowings	336,312	239,468
Obligations under finance leases	73	211
	337,601	239,688
Total borrowings	776,789	723,339

(*) The Group was in compliance with the related covenants under the respective loan agreements.

As of September 30, 2016, total bank borrowings include collateralized liabilities of US$ 688,594 (December 31, 2015: US$ 669,109). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	September 30, 2016	December 31, 2015
	(unaudited)
Fixed rate:
Less than 1 year	131,076	89,918
Between 1 and 2 years	48,502	31,096
Between 2 and 3 years	43,856	30,197
Between 3 and 4 years	25,001	22,497
Between 4 and 5 years	21,256	18,779
More than 5 years	25,765	34,492
	295,456	226,979
Variable rate:
Less than 1 year	206,452	149,559
Between 1 and 2 years	175,315	109,488
Between 2 and 3 years	78,433	102,351
Between 3 and 4 years	7,053	79,341
Between 4 and 5 years	6,857	44,233
More than 5 years	7,129	11,109
	481,239	496,081
	776,695	723,060

A detail of the borrowings breakdown by currency is included in Note 3 – Interest rate risk.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 32

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2016	September 30, 2015 (revised)
	(unaudited)
Current income tax	(5,783)	(1,893)
Deferred income tax	2,882	3,705
Income tax (expense) / benefit	(2,901)	1,812

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2015.

The gross movement on the deferred income tax account is as follows:

	September 30, 2016	September 30, 2015 (revised)
	(unaudited)
Beginning of period asset	53,108	2,437
Exchange differences	10,548	(15,777)
Tax charge relating to cash flow hedge (i)	(41,903)	50,962
Income tax expense (expense) / benefit	2,882	3,705
End of period asset	24,635	41,327

(i)	Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income net of the amount reclassified from equity to profit and loss amounting to US$ 52,186 loss for the nine-month period ended September 30, 2016.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2016	September 30, 2015 (revised)
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	1,511	(1,276)
Non-deductible items	(2,432)	3,105
Non-deductible items – Changes in estimates or previous year	(1,180)	-
Tax losses where no deferred tax asset was recognized	(112)	-
Others	(688)	(17)
Income tax (expense) / benefit	(2,901)	1,812

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 33

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Payroll and social security liabilities

	September 30, 2016	December 31, 2015
	(unaudited)
Non-current
Social security payable	1,194	1,236
	1,194	1,236
Current
Salaries payable	12,051	4,755
Social security payable	2,953	2,766
Provision for vacations	11,683	9,877
Provision for bonuses	3,560	4,755
	30,247	22,153
Total payroll and social security liabilities	31,441	23,389

20.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates, In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 34

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Sales

	September 30, 2016	September 30, 2015
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	107,834	100,332
Sugar	186,575	109,205
Rice	78,811	64,580
Energy	29,791	38,431
Powder milk	1,575	1,041
Operating leases	799	986
Services	1,254	1,196
Others	1,165	697
	407,804	316,468
Sales of agricultural produce and biological assets:
Soybean	56,108	63,021
Cattle for dairy production	2,212	2,728
Corn	35,609	28,528
Cotton	1,275	1,261
Milk	17,234	21,621
Wheat	6,910	9,831
Chia	-	175
Peanut	-	691
Sunflower	6,364	9,906
Barley	723	625
Sorghum	-	110
Seeds	273	385
Others	2,635	296
	129,343	139,178
Total sales	537,147	455,646

In September 2016, includes sales of soybean, corn, rice, sugar, ethanol, cotton, sunflower, powder milk and others produced by third parties for an amount of US$ 792; US$ 2,915; US$ 17,921; US$ 50,016, US$ 1, US$ 37, US$ 2,407 , US$ 1,519 and US$ 430 respectively.

In September 2015, includes sales of soybean, corn, rice, powder milk, sugar and energy produced by third parties for an amount of US$ 1,042; US$ 37; US$ 7,394; US$586; US$ 21,910 and US$ 2 respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met; those contracts are not recorded as derivatives.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 35

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Sales (continued)

The notional amount of these contracts is US$ 115.5 million as of September 30, 2016 (September 30, 2015: US$ 92.0 million) comprised primarily of 79.7 tons of sugar (U$S 57.2), 8.6 m³ of ethanol (US$ 5.4 million), 8.6 mhw of energy (U$S 8.8 million) and 7.0 tons of soybean (U$S 9.8 million), 7.7 tons of corn (US$ 6.0 million), 3.8 tons of wheat (US$ 2.1 million), and 0.1 of others crops (US$ 0.4 million) which expire between September 2016 and July 2017.

22.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	September 30, 2016	September 30, 2015 (revised)
	(unaudited)
Cost of agricultural produce and biological assets sold	114,645	125,708
Raw materials and consumables used in manufacturing activities	177,105	128,778
Services	8,739	7,809
Salaries and social security expenses (Note 23)	47,721	43,495
Depreciation and amortization	82,369	75,360
Taxes (*)	2,713	2,582
Maintenance and repairs	9,276	7,432
Lease expense and similar arrangements(**)	1,366	1,201
Freights	31,688	31,445
Export taxes / selling taxes	16,084	22,616
Fuel and lubricants	9,094	5,886
Others	14,284	14,899
Total expenses by nature	515,084	467,211

(*) Excludes export taxes and selling taxes.

(**) Relates to various cancellable operating lease agreements for office and machinery equipment.

For the nine-month period ended September 30, 2016, an amount of US$ 299,522 is included as “cost of manufactured products sold and services rendered” (September 30, 2015: US$ 243,463); an amount of US$129,343 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (September 30, 2015: US$ 139,178); an amount of US$ 36,204 is included in “general and administrative expenses” (September 30, 2015: US$ 36,345); and an amount of US$ 50,015 is included in “selling expenses” as described above (September 30, 2015: US$ 48,225).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 36

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Salaries and social security expenses

	September 30, 2016	September 30, 2015
	(unaudited)
Wages and salaries	32,288	30,600
Social security costs	11,508	9,735
Equity-settled share-based compensation	3,925	3,160
	47,721	43,495
Number of employees	8,364	8,326

24.	Other operating (loss)/income, net

	September 30, 2016	September 30, 2015
	(unaudited)
(Loss)/Gain from commodity derivative financial instruments	(31,701)	30,238
(Loss)/Gain from onerous contracts – forwards	(15)	2
Gain from disposal of other property items	77	909
Settlement agreement (Nota 26)	8,131	-
Others	555	118
	(22,953)	31,267

25.	Financial results, net

	September 30, 2016	September 30, 2015
	(unaudited)
Finance income:
- Interest income	6,723	6,820
- Other income	252	414
Finance income	6,975	7,234

Finance costs:
- Interest expense	(35,428)	(36,961)
- Cash flow hedge – transfer from equity	(52,186)	(14,838)
- Foreign exchange losses, net	(15,184)	(3,110)
- Taxes	(1,913)	(2,312)
-Loss from interest rate/foreign exchange rate derivative financial	(6,839)	(4,288)
- Other expenses	(2,543)	(2,807)
Finance costs	(114,093)	(64,316)
Total financial results, net	(107,118)	(57,082)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 37

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Disclosure of leases and similar arrangements

The Group as lessor - Operating leases

On September 2013, Marfrig Argentina S.A. (“Marfrig Argentina”), the argentine subsidiary of the Brazilian company Marfrig Alimentos S.A. (“Marfrig Alimentos"), unilaterally early terminated the lease agreements for grazing land entered into with the Group on December 2009. The termination of the lease agreements was effective in the fourth quarter of 2013, and on April 2014, the Group filed an arbitration proceeding against Marfrig Argentina and Marfrig Alimentos claiming unpaid invoices for US$ 0.5 million and indemnification for early termination. On September 2016, the Parties settled the arbitration proceedings in the amount of US$ 9 million to be paid in two installments. As of today, we have collected US$ 7 million.

This settlement, net of the unpaid invoices and other expenses resulted in an income of US$ 8.1 million reflected in the line item Other operating income.

27.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

			Income (loss) included in the statement of income		Balance receivable (payable)
Related party	Relationship	Description of transaction	September 30, 2016	September 30, 2015	September 30, 2016	December 31, 2015
			(unaudited)	(unaudited)	(unaudited)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira		Receivables (Note 11)	-	-	229	783
	(i)	Cost of manufactured products sold and services rendered (ii)	-	(195)	-	-
		General and Administrative expenses	-	-	-	-
		Payables (Note 16)	-	-	(368)	(23)
CHS Agro	Joint venture	Services	370	42	-	-
		Sales of good	-	2,245	-	-
		Interest income	69	137	-	-
		Receivables (Note 11)	-	-	8,513	7,990
		Payables (Note 16)	-	-	-	-
Directors and senior management	Employment	Compensation selected employees	(5,994)	(5,670)	(16,726)	(14,530)

(i) Shareholder of the Company.

(ii) Relates to agriculture partnership agreements (“parceria”)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 38